Report of Independent Registered Public
Accounting Firm

The Board of Directors
The Dreyfus/Laurel Funds Inc.,

We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940, that The Dreyfus/Laurel Funds Inc., which is comprised of Dreyfus Tax Managed Growth Fund,
Dreyfus BASIC S&P 500 Index Fund, Dreyfus
AMT-Free Municipal Reserves, Dreyfus Money
Market Reserves, Dreyfus U.S Treasury Reserves,
Dreyfus Opportunistic Fixed Income Fund, Dreyfus
Bond Market Index Fund, Dreyfus Disciplined
Stock Fund and, Dreyfus Opportunistic Emerging
Markets Debt Fund, (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 as of October 31, 2014, and from May 31, 2014 through October 31, 2014, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
October 31, 2014, and with respect to agreement of
security purchases and sales, for the period from
May 31, 2014 (the date of the Funds' last
examination), through October 31, 2014:
1.	Obtained The Bank of New York Mellon's
(the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Reconciliation of the Funds' accounting
records to the Custodian's records as of
October 31, 2014;
4.	Agreement of pending purchase activity for
the Funds as of October 31, 2014 to
documentation of corresponding subsequent
bank statements;
5.	Agreement of pending sale activity for the
Funds as of October 31, 2014 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of a minimum of five purchases
and five sales per fund, except for Dreyfus
Tax Managed Growth Fund, two purchases
and five sales, from the period May 31, 2014
(the date of the Funds' last examination)
through October 31, 2014, from the books
and records of the Funds to the bank
statements noting that they had been
accurately recorded and subsequently
settled;
7.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report ("SOC
1 Report") for the period October 1, 2013 to
September 30, 2014 and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
8.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from October 1, 2014 through
October 31, 2014. In addition, we have
obtained written representations from the
Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31,
2014, and from May 31, 2014 through October 31,
2014, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the The Dreyfus/Laurel Funds,Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
January 30, 2015

January 30, 2015
Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of The Dreyfus/Laurel Funds Inc., comprised of Dreyfus Tax Managed Growth Fund,
Dreyfus BASIC S&P 500 Index Fund, Dreyfus
AMT-Free Municipal Reserves, Dreyfus Money
Market Reserves, Dreyfus U.S Treasury Reserves,
Dreyfus Opportunistic Fixed Income Fund, Dreyfus
Bond Market Index Fund, Dreyfus Disciplined
Stock Fund and, Dreyfus Opportunistic Emerging
Markets Debt Fund,(collectively, the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies," of the Investment Company Act of
1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October
31, 2014 and from May 31, 2014 through October
31, 2014.
Based on the evaluation, Management asserts that the Funds was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31,
2014 and from May 31, 2014 through October 31,
2014 with respect to securities reflected in the investment accounts of the Funds.


The Dreyfus/Laurel Funds Inc.

Jim Windels
Treasurer

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